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                 April 14, 2022

       Mark Erlander
       Chief Executive Officer
       Cardiff Oncology, Inc.
       11055 Flintkote Avenue
       SAN dIEGO, ca 92121

                                                        Re: Cardiff Oncology,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 5, 2022
                                                            File No. 333-264148

       Dear Dr. Erlander:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Doris Gama at 202-551-3188 or Suzanne Hayes at 202-551-3675 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Jeffrey J. Fessler,
Esq.